SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

( F R E E  T R A N S L A T I O N )

E M B R A T E L P A R T I C I P A Ç Õ E S S . A . ( T H E “ C O M P A N Y ” )

Corporate Taxpayer Registry (CNPJ/MF) n.º 02.558.124/0001 -12
Corporate ID Registry (NIRE) 3330026237-7

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING

1. DATE, TIME AND PLACE: October 24, 2005, at 4pm, in the Company’s Registered Offices, located at Rua Regente Feijó, n° 166, suite 1687-B, in the downtown (Centro) district, City and State of Rio de Janeiro.

2. CONVOCATION: Notices published in the manner provided for in Article 124 of Brazilian Corporation Law (Nº 6.404/76), in Gazeta Mercantil and Rio de Janeiro Official State Gazette editions 03, 04 and 05 of October 2005. The cited notices were made available to interested parties on the table, with reading and transcription thereof having been waived.

3. ATTENDANCE: Shareholders of EMBRATEL PARTICIPAÇÕES S.A., representing more than 90% (ninety per cent) of the voting capital were present, according to the registrations and signatures contained in the Company’s Shareholders Attendance Book. Mr. Dilio Sergio Penedo, Mr. José Formoso Martínez and Mr. Isaac Berensztejn were also present in their capacity of representatives of the Company’s administration; Mr.Ruy Dell`Avanzi, Mr. Erasmo Simões Trogo and Mr. Edison Giraldo, members of the Fiscal Council; Mr. Joel Roberto, Mr. Luis Devis and Mr. Ricardo Bellissi and Ms. Glaucia Pacola, representing ABN AMRO Real S.A.; and Mr. Mário Sergio Cardim and Mr. Sylvio Almeida, representing Aval Consult Engenharia de Avaliações Ltda.,; and Mr. Fernando Alberto S. Magalhães, representing Ernst & Young Auditores Independentes S/S, were also present.

4. TABLE: The proceedings were presided over by Mr. Dilio Sergio Penedo, who called upon Dr. Antonio Oscar de Carvalho Petersen Filho to serve as Secretary.

5. ORDER OF THE DAY: (i) To examine, discuss and vote the Board’s proposal for the acquisition of and merger with (the “Acquisition and Merger”) Atlantis Holdings do Brasil Ltda. and Latam do Brasil Participações S.A. the Company ; (ii) To analyze the reasons for the Acquisition and Merger of Atlantis Holdings do Brasil Ltda. and Latam do Brasil Participações S.A. by the Company; (iii) To resolve the Acquisition and Merger Protocol agreed by the companies’ management; (iv) To examine the opinion of the Company’s Fiscal Council regarding the proposal for the acquisition and merger of Atlantis Holdings do Brasil Ltda. and Latam do Brasil Participações S.A. by the Company; (v) To ratify the choice made by the Company’s management to appoint Aval Consult Engenharia de Avaliações Ltda., to act as a specialized company, under the existing law, to appraise the book value of the net worth of the companies to be mergerd; (vi) To ratify the choice made by the Company’s management to appoint Banco ABN AMRO Real S.A., to undertake the valuation of the companies involved in the transaction, in order to determine the exchange ratios of the corporate shareholdings involved in the merger; (vii) To ratify the choice made by the Company’s management, to appoint Aval Consult Engenharia de Avaliações Ltda., to carry out the appraisal, at market prices, of net worth of the companies involved in the transaction; (viii) To examine and resolve the appraisal and valuation reports; (ix) To resolve on the Company’s acquisition of and merger with Atlantis Holdings do Brasil Ltda. and Latam do Brasil Participações S.A., and the dissolution of the companies, authorizing the Directors to take all the necessary steps to implement the proposed merger; (x) To deliberate on the change in the Company’s By-Laws, in order to reflect the decisions taken, specially regarding the new values of the capital stock and registered shares; and (xi) To approve the consolidation of the Company’s By-Laws.

6. RESOLUTIONS: 6.1. Approved by unanimous decision of present shareholders that these minutes are issued as a summary and published without the signature of the shareholders, according to §§ 1st and 2nd of Article 130, of Law number 6.404/76. 6.2. The shareholders waived the notice of call, and resolved on the items of the Order of the Day by majority voting of present shareholders, with the abstention of the votes from those legally barrred from voting:

(i) Regarding the resolution of Item (i) of the Order of the Day, the shareholders examined the proposal of the Company’s management for the acquisition of and merger with Atlantis Holdings do Brasil Ltda. (“Atlantis”), a limited company with head office in the City and State of São Paulo, at Avenida Alfredo Egídio de Souza Aranha, n.º 100, Bloco D, 5º floor, Room A, Corporate Taxpayer Registry n.º 03.236.149/0001 -62, NIRE 3521576279-6, and Latam do Brasil Participações S.A. (“Latam do Brasil”), a stock corporation with head office at Rua Regente Feijó, n.º 166, 16º floor, room 1687-A, Centro, City and State of Rio de Janeiro, Corporate Taxpayer Registry n.º 07165506/0001-08, NIRE 33.3.0027511 -8 (the “Acquisition”) and decided to consider the resolution when discussing Item (ix) of the Order of the Day

(ii) The shareholders approved the Protocol and the Reasons for the Acquisition and Merger agreed by the Company’s management on September 30.09.2005, as per Appendixes no. 1 to 2 to these Minutes of General Meeting.

(iii) The shareholders ratified the appointment made by the Company’s management of Aval Consult Engenharia de Avaliações Ltda. (‘Consult’), with head office at Rua Tabapuã 821 – 1st floor, Block 22, City and State of São Paulo, Corporate Taxpayer Registry n.º 48.882.971/0001 -39, with the São Paulo Regional Economic Council (CORECON/SP) n.º RE/5.279, with the São Paulo Federal Engineering, Architecture and Agronomy Council (CREA/SP) n.º 0209030, to undertake the book value appraisal of the companies’ net worth, based on their financial statements as of June 30th 2005. Consult’s representatives, present at the Company’s offices, were admitted to the meeting, and presented, in a single report, the appraisals that were requested by the Company’s management. Such report, filed at the Company’ head office, was analyzed and approved by the shareholders, and it has been defined that, for the purposes of the acquisition and merger, the book value of Atlantis’ net worth is R$188,113.341.80 (one hundred eighty eight million, one hundred and thirteen thousand, three hundred forty-one reais and eighty cents), and of Latam do Brasil’s net worth is R$790,114,040.70 (seven hundred and ninety million, one hundred and fourteen thousand, forty reais and seventy cents), therefore after the approval of the acquisitions and mergers, the Company’s capital stock will increase by R$978,227,382.50 (nine hundred and seventy-eight million, two hundred and twenty-seven thousand, tree hundred and eighty-two reais and fifty cents).

(iv) The shareholders ratified the appointment made by the Company’s management of Banco ABN AMRO Real S.A. (“ABN AMRO”), Banco ABN AMRO Real S.A. (‘ABN AMRO’), company with head office at Avenida Paulista, n.º 1374 - 3º floor, Bela Vista, São Paulo – SP, Corporate Taxpayer Registry n.º 33,066,408/0001-15, NIRE no. 3530013747-7, to undertake the economic valuation of the companies, in order to establish the exchange ratio of their corporate shareholdings for the Company’s. ABN AMRO’s representatives, present at the Company’s offices, were admitted to the meeting, and presented, in a single report, the valuation that was requested by the Company’s management, containing exchange ratio ranges, detailed in the report, to substitute the shareholdings in Atlantis and Latam do Brasil for shares issued by the Company. The final exchange ratios were established in the middle point of the ranges set in the reports, as follows: (i) for each 1 (one) quota issued by Atlantis, 35.1075 (thirty five and one, zero, seven, five decimals) common registered shares issued by Embrapar and (ii) for each 1 (one) share issued by Latam do Brasil, 219.1087 (two hundred and nineteen and one zero eight seven decimals) common registered shares issued by Embrapar. The banks Citigroup Global Markets, Inc. (‘Citigroup’), company duly constituted in accordance with the laws of the State of New York, United States of America, with head office at 388 Greenwich Street, New York, New York 10013, and ABN AMRO certified that from a financial point of view , the established share exchange ratio were fair. Such report, filed at the Company’s main office, has been analyzed and approved by the shareholders.

(v) The shareholders ratified the appointment made by the Company’s management of Consult to undertake appraisal of the companies’ net worth, based on market prices. Consult’s representatives, present at the Company’s offices, were admitted to the meeting, and presented, in a single report, the appraisals that were requested by the Company’s Minutes of the General Extraordinary Meeting of Embratel Participações S.A. on 10.24.2005, at 4:00 pm administration. Such report, filed at the Company’ head office, was analyzed and approved by the shareholders.

(vi) The shareholders became aware of the favorable Opinion of the Company’s Fiscal Council regarding the acquisition and merger. Such opinion becomes part of these Minutes as Appendix no. 03.

(vii) The shareholders approved the acquisition of and merger with Atlantis and Latam do Brasil by the Company, according to the terms and conditions of the Proposal made by the management, to be implemented according to the basis and conditions of the Protocol hereby approved; as a consequence, they authorized the administrators of the Company to take all the necessary steps to its implementation, specially those regarding to: (i) the subscription, by the administrators of the acquired and merged companies, on behalf of their quota holders and shareholders, of the capital increase of the Company, in the total amount of R$978,227,382.50 (nine hundred and seventy-eight million, two hundred and twenty-seven thousand, tree hundred and eighty-two reais and fifty cents), of which R$188,113,341.80 (one hundred eighty eight million, one hundred and thirteen thousand, three hundred forty-one reais and eighty cents) refer to the net worth of Atlantis and R$790,114,040.70 (seven hundred and ninety million, one hundred and fourteen thousand, forty reais and seventy cents) to the net worth of Latam do Brasil and (ii) to the destination, to the quota holders of Atlantis, of 43,940,441,888 (forty-three billion, nine hundred forty million, four hundred forty one thousand, eight hundred eighty eight) ordinary registered shares issued by the Company in substitution to 1,251,597,006 (one billion, two hundred fifty one million, five hundred ninety-seven thousand and six) quotas of the capital of Atlantis and, to the destination to the shareholders of Latam do Brasil of 186,512,208,082 (hundred eighty six billion, five hundred and twelve million, two hundred and eight and eighty two) ordinary registered shares issued by the Company in substitution to 851,231,412 (eight hundred and fifty one million, two hundred thirty one thousand and four hundred and twelve) shares of the capital of Latam do Brasil. Such exchange ratios, which were established by the Company’s management within the ranges established in the report that valued the companies involved in the transaction, were approved by the shareholders.

(viii) In order to reflect the resolutions adopted, the shareholders resolved to amend Article 5 of the Company By-Laws, which shall be effective with the following wording:

“Art. 5 – the subscribed corporate capital, fully paid in, is R$5,074,940,769.50 (five billion, seventy four million, nine hundred and forty thousand, seven hundred and sixty-nine reais and fifty cents), represented by 988,758,654,307 (nine hundred and eighty-eight billion, seven hundred and fifty-eight million, six hundred and fifty-four thousand, three hundred and seven) shares, being 512,480,331,944 (five hundred and twelve billion, four hundred and eighty million, three hundred and thirty-one thousand, nine hundred and forty-four) common shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand, three hundred and sixty-three) preferred shares”.

(ix) The shareholders approved the consolidation of the Company’s By-Laws, as per Appendix n.º 04.

7. CLARIFICATIONS: I) The following documents are filed in the Company’s head offices: (a) Proposal prepared by the management of the Company; (b) Protocol for the Acquisition and Merger; (c) Reasons; (d) Appraisal Report; of the book value new worth of each of the companies; (e) Valuation Report of the Company and each of the companies; (f) Appraisal Report, at market prices, of the Company and each of the societies and (g) Opinion of the Fiscal Council; and II) Embrapar, through its management, as acquirer of Atlantis and Latam do Brasil, shall: (i) keep Atlantis and Latam do Brasil fiscal books; (ii) legally dissolve Atlantis and Latam do Brasil for the fiscal authorities; (iii) file and publish the acts of this transaction; and (iv) take all the necessary steps for the complete implementation of the acquisitions and mergers hereby mentioned, as per items I and II, of Article 10, Normative Instruction n.º 88 of the Departamento Nacional de Registro do Comércio – DNRC, of August 2nd 2001.

All business concluded, the meeting was adjourned and the present corresponding minutes drafted, read, approved and signed by all the present. Signatures: DILIO SERGIO PENEDO – PRESIDENT OF THE TABLE; ANTONIO OSCAR DE CARVALHO PETERSEN FILHO – SECRETARY OF THE TABLE; JOSÉ FORMOSO MARTÍNEZ - DIRECTOR VICE PRESIDENT; ISAAC BERENSZTEJN – ECONOMIC FINANCIAL DIRECTOR AND INVESTOR RELATIONS DIRECTOR; RUY DELL`AVANZI – PRESIDENT OF FISCAL COUNCIL; ERASMO SIMÕES TROGO - FISCAL COUNCIL FULL MEMBER ; EDISON GIRALDO - FISCAL COUNCIL FULL MEMBER; SHAREHOLDERS: STARTEL PARTICIPAÇÕES LTDA; NEW STARTEL PARTICIPAÇÕES LTDA.; TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; STATE STREET EMERGING MARKETS; NORGES BANK; JOSÉ TEIXEIRA DE OLIVEIRA; STATE STREET EMERGING MARKETS; ALBERTO DE ORLEANS E BRAGANÇA; CÉLIA MARIA DOS SANTO SOUZA.

I certify that the present minutes is a faithful copy of the minutes registered in the Company’s Books

ANTONIO OSCAR DE CARVALHO PETERSEN FILHO
SECRETARY OF THE TABLE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.